Arf
3/18/2002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49397

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCIAL WORLD CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9312 W. 150th Terrace
(No. and Street)

Overland Park, (City) KS. (State) 66221 (Zip Code)

SEC MAIL RECEIVED FEB 28 2002 013 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Bervert 913-681-0475
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name — *if individual, state last, first, middle name*)

420 Nichols Road (Address) Kansas City (City) MO. (State) 64112 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Arf
3/18/2001

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Bervert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial World Corporation, as of December 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

Catherine A Bruce
Notary Public


STATE OF KANSAS
CATHERINE A. BRUCE
My Appt. Exp. 6-25-05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL WORLD CORPORATION

FINANCIAL STATEMENTS

Year Ended December 31, 2001

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

SUPPLEMENTARY FINANCIAL INFORMATION

General and Administrative Expenses 9
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 10
Schedule II - Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 11
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers Regulated Commodity Futures and Options Accounts 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 14


MAYER
HOFFMAN
McCANN P.C.
Certified Public Accountants

An Independently Owned and Operated CPA Firm

420 Nichols Road • Kansas City, Missouri 64112
(816) 968-1900 • Fax: (816) 531-7695 • www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

FINANCIAL WORLD CORPORATION

We have audited the statement of financial condition of Financial World Corporation (an S-Corporation) as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial condition of Financial World Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 and in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the Schedules are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Board of Directors, management, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kansas City, Missouri
February 5, 2002

Mayer Hoffman McCann P.C.

FINANCIAL WORLD CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$	23,830
Deposits with clearing organization		75,000
Accounts receivable		9,241
Advances receivable		12,374
Furniture and equipment, at cost, less accumulated depreciation		26,440
Investment in limited liability company		2,511
Membership in NASD Exchange		3,000
Other		1,862
TOTAL ASSETS	$	154,258

LIABILITIES

Accounts payable and accrued expenses	$	54,290
Other current liabilities		12
TOTAL LIABILITIES		54,302

STOCKHOLDERS' EQUITY

CAPITAL CONTRIBUTED		
Common stock - no par value, 100,000,000 shares authorized, 5,159,093 shares issued		2,000
Additional paid-in capital		126,433
TOTAL CAPITAL CONTRIBUTED		128,433
RETAINED EARNINGS (DEFICIT)		(9,014)
TREASURY STOCK, 39,093 shares, at cost		(19,463)
TOTAL STOCKHOLDERS' EQUITY		99,956
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	154,258

See Notes to Financial Statements

FINANCIAL WORLD CORPORATION

STATEMENT OF OPERATIONS

Year Ended December 31, 2001

REVENUES	
Net commissions from security transactions	$ 1,645,030
Management fees	40,899
TOTAL REVENUES	1,685,929
GENERAL AND ADMINISTRATIVE EXPENSES	1,732,878
OPERATING LOSS	(46,949)
OTHER INCOME (EXPENSES)	
Interest income	4,167
Loss on sale of furniture and equipment	(4,485)
Equity in loss of limited liability company	(8,514)
Other income	173
TOTAL OTHER INCOME (EXPENSES)	(8,659)
NET LOSS	$ (55,608)

See Notes to Financial Statements

FINANCIAL WORLD CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2001

	Common Stock		Additional Paid-In	Retained	Treasury Stock		
	Shares	Amount	Capital	Earnings	Shares	Amount	Totals
Balance, December 31, 2000, as previously reported	7,159,093	$ 2,000	$ 126,433	$ 51,946	$ -	$ -	$ 180,379
Adjustment for common shares that were not issued	(2,000,000)	-	-	-	-	-	-
Balance, December 31, 2000, as restated	5,159,093	2,000	126,433	51,946	-	-	180,379
Net loss	-	-	-	(55,608)	-	-	(55,608)
Dividends	-	-	-	(5,352)	-	-	(5,352)
Purchase of treasury stock	-	-	-	-	(39,093)	(19,463)	(19,463)
Balance, December 31, 2001	5,159,093	$ 2,000	$ 126,433	$ (9,014)	$ (39,093)	$ (19,463)	$ 99,956

See Notes to Financial Statements

FINANCIAL WORLD CORPORATION

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (55,608)
Adjustments to reconcile net loss to net cash and cash equivalents from operating activities	
Depreciation	19,693
Equity in net loss of limited liability company	8,514
Loss on sale of furniture and equipment	4,485
Loss on abandonment of facilities	74,457
Decrease (increase) in operating assets	
Accounts receivable	155,386
Other assets	(1,292)
Increase (decrease) in operating liabilities	
Accounts payable	(105,314)
Other current liabilities	(29,774)
NET CASH FLOWS FROM OPERATING ACTIVITIES	70,547
CASH FLOWS FROM INVESTING ACTIVITIES	
Return of deposits	25,000
Acquisition of furniture and equipment	(41,807)
Increase in advances receivable	(12,374)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(29,181)
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in cash overdraft	(5,413)
Purchase of treasury stock	(6,771)
Distributions to shareholders	(5,352)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(17,536)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	23,830
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 23,830
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for interest	$ 118
Non-cash investing and financing activities	
Purchase of treasury stock by exchange of furniture and equipment	$ 12,692

See Notes to Financial Statements

(1) Summary of significant accounting policies

Nature of operations - Financial World Corporation (the "Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company has an agreement with a third party clearinghouse to process the all of their clients' transactions. The Company is based in the Kansas City Metropolitan area, with satellite offices in various locations in the United States.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition - Customers' security transactions are recorded on a trade date basis. Management fees and interest income are accrued as earned.

Cash and cash equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Furniture and equipment - The cost of furniture and equipment is depreciated using the straight line method over estimated useful lives ranging from 3 to 10 years.

Income taxes - The stockholders of the Company have elected to be taxed under Subchapter S of the Internal Revenue Code; accordingly, stockholders are responsible for taxes on corporate income.

Advertising - Advertising costs are charged to operations when incurred. Advertising expense was $29,086 for the year ended December 31, 2001.

(2) Property and equipment

Cost	
Office equipment	$ 5,631
Furniture	47,312
Total cost	52,943
Accumulated depreciation	26,503
Total net furniture and equipment	$ 26,440

The aggregate depreciation and amortization on the above furniture and equipment charged to operations for the year ended December 31, 2001 was $19,693.

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $53,769, which was $48,769 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.01 to 1.

(4) Related party transactions

The Company currently has several month-to-month rental agreements with its principal shareholder and other related organizations and individuals. Under the agreements, various office spaces, equipment, vehicles and other items are rented to the Company. Total rental expense paid to the principal stockholder under these agreements was $35,710 for the year ended December 31, 2001. Total rental expense paid to an entity owned by a former minority stockholder was $46,608 for the year ended December 31, 2001.

Advances receivable consist of a $10,000 loan in connection with the opening of a satellite office in New York and advances to stockholders totaling $2,374.

(5) Investment in Limited Liability Company

The Company is the managing member, under an operating agreement, in the Hedge Fund, LLC. The Hedge Fund, LLC, a limited liability company under the laws of the state of Kansas, was formed in June 1999. The purpose of the Company is to invest primarily in stocks and bonds, mutual fund shares, stock options, index options and other benefits for the members. The Company owned less than 1% of the limited liability company at December 31, 2001. At December 31, 2001, the Company's equity interest in the Hedge Fund, LLC was $2,511. The Company earned commissions and management fees of $311,890 and $40,899, respectively, from the Hedge Fund, LLC for the year ended December 31, 2001.

(6) Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparts primarily include broker-dealers and buyers and sellers of securities. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

(7) Stockholders' equity

During the year ended December 31, 2000, the Company entered into an agreement with an independent registered representative for the award of two million shares of common stock subject to certain conditions. However, no shares of common stock were ever issued in connection with this award and the agreement was subsequently cancelled effective January 1, 2001. Accordingly, the number of shares of common stock outstanding as of December 31, 2000, as previously reported, has been restated.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FINANCIAL WORLD CORPORATION

STATEMENT OF OPERATIONS
GENERAL AND ADMINISTRATIVE EXPENSES

Year Ended December 31, 2001

GENERAL AND ADMINISTRATIVE EXPENSES:	
Commissions	$ 826,739
Equipment rental	62,022
Advertising expense	29,086
Automobile expense	37,930
Cleaning	5,714
Depreciation	19,693
Dues and subscriptions	1,757
Telephone expense	38,219
Printing and reproduction expenses	3,547
Insurance	46,286
Meeting expense	14,249
Legal and professional	48,560
Office expense	35,508
Postage and delivery	28,925
Office rent	26,757
Payroll expenses	150,829
Repairs and maintenance	13,062
Utilities	5,151
Computer and information services expense	155,290
Travel, meals and entertainment	24,077
Moving expense	3,426
Other fees and clearing charges	66,844
Loss on abandonment of facilities	74,458
Miscellaneous expense	14,749
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 1,732,878

FINANCIAL WORLD CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL		
Total stockholders' equity qualified for net capital	$	99,956
Deductions and/or charges:		
Non-allowable assets		
Furniture, equipment and leasehold improvements, net		(26,440)
Securities not readily marketable		(2,511)
Exchange membership		(3,000)
Advances receivable		(12,374)
Other assets		(1,862)
NET CAPITAL	$	53,769
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Other accounts payable and accrued expenses		54,290
Other current liabilities		12
TOTAL AGGREGATE INDEBTEDNESS	$	54,302
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	48,769
Excess net capital at 1000%	$	48,338
Ratio: Aggregate indebtedness to net capital		1.01
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	53,769
Audit adjustments (net)		-
NET CAPITAL PER ABOVE	$	53,769

WORLD CORPORATION

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

FINANCIAL WORLD CORPORATION

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2001.

FINANCIAL WORLD CORPORATION

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

December 31, 2001

The Company is exempted under Rule 15c3-3(k)(2)(ii).

MAYER HOFFMAN McCANN P.C.
Certified Public Accountants
An Independently Owned and Operated CPA Firm
420 Nichols Road • Kansas City, Missouri 64112
(816) 968-1900 • Fax: (816) 531-7695 • www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors

FINANCIAL WORLD CORPORATION

In planning and performing our audit of the financial statements of Financial World Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial World Corporation that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with requirements for (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by rule 17a-13, (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from an unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
February 5, 2002